Memo

TO:	Michael Kosoff Senior Counsel U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Vice President and Deputy General Counsel Jackson National Asset Management, LLC
DATE:	August 8, 2024
SUBJECT:	Revised response to a comment to the registration statement filed on Form N-1A on May 31, 2024 (the “Registration Statement”) for JNL Series Trust (the “Registrant”) File Nos: 33-87244 and 811-8894

Based on a discussion with the U.S. Securities and Exchange Commission staff (the “Commission Staff”) on August 7, 2024, this memorandum reflects a revised response to a comment to the Registration Statement that the Registrant received via telephone on July 15, 2024.

The comment is set forth below in italics, with the revised response immediately following.

JNL Multi-Manager Small Cap Growth Fund

In the “Principal Investment Strategies” section, it states, “The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the equity securities of small-capitalization companies that, when purchased, have market capitalizations between the smallest company and 120% of the largest company in the Morningstar US Small Cap Broad Growth Extended Index.” Please explain why it is appropriate to use 120% in excess of the largest company in the Morningstar US Small Cap Broad Growth Extended Index, when said company already has a market capitalization that is considered high for a small capitalization stock.

RESPONSE:  While the Registrant continues to believe its previous response is appropriate, the Registrant undertakes to address the Commission Staff’s comment in connection with the December 2025 compliance date of the Rule 35d-1 amendments in order to avoid the potential for multiple 35d-1 notices.

It is the Registrant’s intention to respond fully to the Commission Staff’s comment, and the Registrant believes that the response described above does so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File